**Pricing supplement no. 1329**
*To prospectus dated November 21, 2008,*
*prospectus supplement dated November 21, 2008 and*
*product supplement no. 166-A-I dated June 9, 2009*

**Registration Statement No. 333-155535**
**Dated May 25, 2011**
**Rule 424(b)(2)**

# JPMORGAN CHASE & CO.

| Structured Investments | **$24,200,000** |
|---|---|
| | **Return Enhanced Notes Linked to the Hang Seng China Enterprises Index, Converted into U.S. Dollars, due November 30, 2011** |

## General

- The notes are designed for investors who seek a return of three times the appreciation of the Hang Seng China Enterprises Index, converted into U.S. dollars, up to a maximum total return on the notes of 15.36% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Ending Index Level is less than the Initial Index Level, be willing to lose some or all of their principal. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing November 30, 2011[†]
- Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
- The notes priced on May 25, 2011 and are expected to settle on or about May 31, 2011.

## Key Terms

**Index:** The Hang Seng China Enterprises Index (the "Index"), converted into U.S. dollars

**Upside Leverage Factor:** 3

**Payment at Maturity:** If the Ending Index Level is greater than the Initial Index Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by three, subject to a Maximum Total Return on the notes of 15.36%. For example, if the Index Return is equal to or greater than 5.12%, you will receive the Maximum Total Return on the notes of 15.36%, which entitles you to the maximum payment of $1,153.60 at maturity for every $1,000 principal amount note that you hold. Accordingly, if the Index Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$$\$1,000 + (\$1,000 \times \text{Index Return} \times 3)$$

**Your investment will be fully exposed to any decline of the Index, converted into U.S. dollars at maturity.** If the Ending Index Level is less than the Initial Index Level, you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Index Return})$$

*You will lose some or all of your investment at maturity if the Ending Index Level is less than the Initial Index Level. If the value of the U.S. dollar appreciates against the Hong Kong dollar, you may lose some or all of your investment in the notes, even if the closing level of the Index has increased during the term of the notes.*

**Index Return:** The performance of the Index, converted into U.S. dollars, from the Initial Index Level to the Ending Index Level, calculated as follows:

$$\frac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$$

**Initial Index Level:** The Adjusted Closing Level of the Index on the pricing date, which was 1630.49441

**Ending Index Level:** The arithmetic average of the Adjusted Closing Levels of the Index on each of the five Ending Averaging Dates

**Adjusted Closing Level:** On any trading day, the closing level of the Index on such trading day multiplied by the Exchange Rate of the Index on such trading day

**Exchange Rate:** The "Exchange Rate" of the Index on any trading day will be the spot rate in the interbank market of U.S. dollars per one unit of Hong Kong dollar, as determined by the calculation agent, expressed as one divided by the amount of Hong Kong dollars per one unit of the U.S. dollar, as reported by Reuters Group PLC ("Reuters") on Reuters page "WMRSPOT12" at approximately 11:15 a.m., Hong Kong, China time.

**Underlying Currency:** With respect to the Index, the Hong Kong dollar

**Currency Business Day:** With respect to the Index, a "currency business day" is a day on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in Hong Kong, China and (b) banking institutions in Hong Kong, China are not otherwise authorized or required by law, regulation or executive order to close, each as determined by the calculation agent.

**Ending Averaging Dates[†]:** November 21, 2011, November 22, 2011, November 23, 2011, November 24, 2011 and November 25, 2011

**Maturity Date[†]:** November 30, 2011

**CUSIP:** 48125XSY3

[†] Subject to postponement in the event of a market disruption event or a currency disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 166-A-I

**Investing in the Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-8 of the accompanying product supplement no. 166-A-I and "Selected Risk Considerations" beginning on page PS-4 of this pricing supplement.**

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

| | Price to Public (1) | Fees and Commissions (2) | Proceeds to Us |
|---|---|---|---|
| **Per note** | $1,000 | $5 | $995 |
| **Total** | $24,200,000 | $121,000 | $24,079,000 |

(1) The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds" beginning on page PS-19 of the accompanying product supplement no. 166-A-I.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $5.00 per $1,000 principal amount note. See "Plan of Distribution" beginning on page PS-64 of the accompanying product supplement no. 166-A-I.
For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $5.00 per $1,000 principal amount note..

The agent for this offering, J.P. Morgan Securities LLC, which we refer to as JPMS, is an affiliate of ours. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this pricing supplement.

*The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.*

## J.P.Morgan

May 25, 2011

## Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 166-A-I dated June 9, 2009. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated May 25, 2011 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 166-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 166-A-I dated June 9, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209002336/e35646_424b2.pdf
- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

## Supplemental Information About the Hang Seng China Enterprises Index

HSI Services Limited ("HSI") has changed its name to Hang Seng Indexes Company Limited ("HSICL"). Accordingly, all references in the accompanying product supplement no. 166-A-I to "HSI Services Limited" will be deemed to refer to "Hang Seng Indexes Company Limited" and all references to "HSI" will be deemed to refer to "HSICL."

## The Hong Kong Dollar/U.S. Dollar Exchange Rate

Exchange rates reflect the amount of one currency that can be exchanged for a unit of another currency.

The Exchange Rate used to calculate the Adjusted Closing Levels is expressed as the amount of U.S. dollars per Hong Kong dollar. This is expressed differently from the conventional market quotation for the Hong Kong dollar/U.S. dollar exchange rate, which is expressed as the amount of Hong Kong dollars per U.S. dollar. As a result, the same change in the value of the Hong Kong dollar relative to the U.S. dollar will cause the Exchange Rate and the conventional market quotation to move in opposite directions. For example, if the Hong Kong dollar appreciates/strengthens relative to the U.S. dollar, the Exchange Rate will increase, while the conventional market quotation will decrease (and vice versa). The following discussion relates to the Exchange Rate used to calculate the Adjusted Closing Levels, and not the conventional market quotation.

A **decrease** in the Exchange Rate from the pricing date to an Ending Averaging Date means that the Hong Kong dollar has **depreciated/weakened** relative to the U.S. dollar. This means that it takes more Hong Kong dollars to purchase one U.S. dollar on the applicable Ending Averaging Date than it did on the pricing date. Viewed another way, one Hong Kong dollar can purchase fewer U.S. dollars on the applicable Ending Averaging Date than it could on the pricing date. A hypothetical Exchange Rate of 0.13 on an Ending Averaging Date reflects a weakening of the Hong Kong dollar relative to the U.S. dollar, as compared to a hypothetical Exchange Rate of 0.14 on the pricing date.

Conversely, an **increase** in the Exchange Rate from the pricing date to an Ending Averaging Date means that the Hong Kong dollar has **appreciated/strengthened** relative to the U.S. dollar. This means that it takes fewer Hong Kong dollars to purchase one U.S. dollar on the applicable Ending Averaging Date than it did on the pricing date. Viewed another way, one Hong Kong dollar can purchase more U.S. dollar on the applicable Ending Averaging Date than it could on the pricing date. A hypothetical Exchange Rate of 0.15 on an Ending Averaging Date reflects a strengthening of the Hong Kong dollar relative to the U.S. dollar, as compared to a hypothetical Exchange Rate of 0.14 on the pricing date.

Actual Exchange Rates on the pricing date and the Ending Averaging Dates will vary from those used in the examples above.

## What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?

The following table, graph and examples illustrate the hypothetical total return at maturity for each $1,000 principal amount note. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 1651 (based on a hypothetical closing level of the Index on the pricing date of 12700 and a hypothetical Exchange Rate on the pricing date of 0.13) and a Maximum Total Return on the notes of 15.36%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns at maturity applicable to a purchaser of the notes. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

| Ending Index Level | Index Return | Total Return |
|---|---|---|
| 2971.8000 | 80.00% | 15.36% |
| 2724.1500 | 65.00% | 15.36% |
| 2476.5000 | 50.00% | 15.36% |
| 2311.4000 | 40.00% | 15.36% |
| 2146.3000 | 30.00% | 15.36% |
| 1981.2000 | 20.00% | 15.36% |
| 1898.6500 | 15.00% | 15.36% |
| 1816.1000 | 10.00% | 15.36% |
| 1735.5312 | 5.12% | 15.36% |
| 1733.5500 | 5.00% | 15.00% |
| 1692.2750 | 2.50% | 7.50% |
| 1667.5100 | 1.00% | 3.00% |
| 1651.0000 | **0.00%** | **0.00%** |
| 1568.4500 | -5.00% | -5.000% |
| 1485.9000 | -10.00% | -10.000% |
| 1320.8000 | -20.00% | -20.000% |
| 1155.7000 | -30.00% | -30.000% |
| 990.6000 | -40.00% | -40.000% |
| 825.5000 | -50.00% | -50.000% |
| 660.4000 | -60.00% | -60.000% |
| 495.3000 | -70.00% | -70.000% |
| 330.2000 | -80.00% | -80.000% |
| 165.1000 | -90.00% | -90.000% |
| 0.0000 | -100.00% | -100.000% |

The graph below demonstrates the hypothetical total return on the notes at maturity. Your investment in the notes may result in a loss of some or all of your principal at maturity.



Return Enhanced Note Linked to the Hang Seng China Enterprises Index, Converted into U.S. Dollars
Total Return at Maturity

## Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table and the graph above are calculated.

**Example 1: The level of the Index, converted into U.S. dollars, increases from the Initial Index Level of 1651 to an Ending Index Level of 1692.275** Because the Ending Index Level of 1692.275 is greater than the Initial Index Level of 1651 and the Index Return of 5% multiplied by 3 does not exceed the Maximum Total Return of 15.36%, the investor receives a payment at maturity of $1,075 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (2.50\% \times 3)] = \$1,075$$

**Example 2: The level of the Index, converted into U.S. dollars, increases from the Initial Index Level of 1651 to an Ending Index Level of 1981.20.** Because the Ending Index Level of 1981.20 is greater than the Initial Index Level of 1651 and the Index Return of 20% multiplied by 3 exceeds the Maximum Total Return of 15.36%, the investor receives a payment at maturity of $1,153.60 per $1,000 principal amount note, the maximum payment on the notes.

**Example 3: The level of the Index, converted into U.S. dollars, decreases from the Initial Index Level of 1651 to an Ending Index Level of 1320.80.** Because the Ending Index Level of 1320.80 is less than the Initial Index Level of 1651, the Index Return is negative, and the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -20\%) = \$800$$

These returns and the payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical total returns and payouts shown above would likely be lower.

## Hypothetical Examples of Index Return Calculations

The following examples illustrate how the Index Return is calculated in different hypothetical scenarios. The examples below assume that the hypothetical closing level of the Index on the pricing date is 12700, the hypothetical Exchange Rate for the Index on the pricing date is 0.13 and, therefore, the hypothetical Initial Index Level is 1651. The examples below also assume that the Ending Index Level for the Index is based on the Adjusted Closing Level of the Index on a single date, which we refer to as the final Ending Averaging Date. The hypothetical Index Returns set forth below are for illustrative purposes only and may not be the actual Index Returns. The numbers appearing in the following examples have been rounded for ease of analysis.

**Example 1: The closing level of the Index increases from 12700 on the pricing date to 13970 on the final Ending Averaging Date, and the Exchange Rate of the Index on the final Ending Averaging Date remains flat at 0.13 from the pricing date to the final Ending Averaging Date.**

The Ending Index Level is equal to:

$$13970 \times 0.13 = 1816.10$$

Because the Ending Index Level of 1816.10 is greater than the Initial Index Level of 1651, the Index Return is positive and is equal to 10%.

**Example 2: The closing level of the Index remains flat at 12700 from the pricing date to the final Ending Averaging Date, and the Exchange Rate of the Index increases from 0.13 on the pricing date to 0.156 on the final Ending Averaging Date.**

The Ending Index Level is equal to:

$$12700 \times 0.156 = 1981.20$$

Because the Ending Index Level of 1981.20 is greater than the Initial Index Level of 1651, the Index Return is positive and is equal to 20%.

**Example 3: The closing level of the Index increases from 12700 on the pricing date to 13970 on the final Ending Averaging Date, and the Exchange Rate of the Index increases from 0.13 on the pricing date to 0.156 on the final Ending Averaging Date.**
The Ending Index Level is equal to:

$$13970 \times 0.156 = 2179.32$$

Because the Ending Index Level of 2179.32 is greater than the Initial Index Level of 1651, the Index Return is positive and is equal to 32%.

**Example 4: The closing level of the Index increases from 12700 on the pricing date to 13970 on the final Ending Averaging Date, but the Exchange Rate of the Index decreases from 0.13 on the pricing date to 0.104 on the final Ending Averaging Date.**
The Ending Index Level of the Index is equal to:

$$13970 \times 0.104 = 1452.88$$

Even though the closing level of the Index has increased by 10%, because the Exchange Rate of the Index has decreased by 20%, the Ending Index Level of 1452.88 is less than the Initial Index Level of 1651, and the Index Return is negative and is equal to -12%.

**Example 5: The closing level of the Index decreases from 12700 on the pricing date to 11430 on the final Ending Averaging Date, but the Exchange Rate of the Index increases from 0.13 on the pricing date to 0.156 on the final Ending Averaging Date.**
The Ending Index Level is equal to:

$$11430 \times 0.156 = 1783.08$$

Even though the closing level of the Index has decreased by 10%, because the Exchange Rate of the Index has increased by 20%, the Ending Index Level of 1783.08 is greater than the Initial Index Level of 1651, and the Index Return is positive and is equal to 8%.

**Example 6: The closing level of the Index decreases from 12700 on the pricing date to 11430 on the final Ending Averaging Date, and the Exchange Rate of the Index decreases from 0.13 on the pricing date to 0.104 on the final Ending Averaging Date.**
The Ending Index Level is equal to:

$$11430 \times 0.104 = 1188.72$$

Because the Ending Index Level of 1188.72 is less than the Initial Index Level of 1651, the Index Return is negative and is equal to -28%.

**Example 7: The closing level of the Index remains flat at 12700 from the pricing date to the final Ending Averaging Date, and the Exchange Rate of the Index decreases from 0.13 on the pricing date to 0.104 on the final Ending Averaging Date.**

The Ending Index Level is equal to:

$$12700 \times 0.104 = 1320.80$$

Because the Ending Index Level of 1320.80 is less than the Initial Index Level of 1651, the Index Return is negative and is equal to -20%.

**Example 8: The closing level of the Index decreases from 12700 on the pricing date to 11430 on the final Ending Averaging Date, and the Exchange Rate of the Index remains flat at 0.13 from the pricing date to the final Ending Averaging Date.**

The Ending Index Level is equal to:

$$11430 \times 0.13 = 1485.90$$

Because the Ending Index Level of 1485.90 is less than the Initial Index Level of 1651, the Index Return is negative and is equal to -10%.

## Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by three, including any positive return caused by a change in the Exchange Rate, up to the Maximum Total Return of 15.36%, for a maximum payment at maturity of $1,153.60 per $1,000 principal amount note.  Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **RETURN LINKED IN PART TO THE HANG SENG CHINA ENTERPRISES INDEX** — The return on the notes is linked to the performance of the Hang Seng China Enterprises Index.  The Hang Seng China Enterprises Index is a market-capitalization weighted index consisting of all the Hong Kong listed H-shares of Chinese enterprises one year after the first H-share company was listed on The Stock Exchange of Hong Kong Ltd. ("HKSE").  H-shares are Hong Kong listed shares, traded in Hong Kong dollars, of Chinese state-owned enterprises.  For additional information about the Index, see the information set forth under "The Hang Seng China Enterprises Index" in the accompanying product supplement no. 166-A-I and "Supplemental Information About the Index" in this pricing supplement.

- **POTENTIAL GAINS RELATED TO APPRECIATION OF THE HONG KONG DOLLAR AGAINST THE U.S. DOLLAR** — Appreciation of the Hong Kong dollar against the U.S. dollar may increase the Ending Index Level for the Index, which is used to calculate the Index Return.  Because the Index Return, and therefore the payment at maturity, is linked to the Ending Index Level, you will benefit from any such appreciation, unless be offset by a decrease in the closing level of the Index.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 166-A-I.  Based on the opinion of our special tax counsel, Davis Polk & Wardwell LLP, provided in the accompanying product supplement, we believe that it is reasonable to treat, and we and you agree to treat, the notes as "open transactions" for U.S. federal income tax purposes.  Assuming this characterization is respected, the gain or loss on your notes should be treated as short-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price.  However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected.  In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.  Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

## Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Index, the Hong Kong dollar relative to the U.S. dollar, or any of the component securities of the Index.  These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 166-A-I dated June 9, 2009.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal.  The return on the notes at maturity is linked to the performance of the Index and changes in the Exchange Rate and will depend on whether, and the extent to which, the Index Return is positive or negative.  Your investment will be exposed to loss if the Ending Index Level is less than the Initial Index Level, which includes any loss caused by a change in the Exchange Rate.  For every 1% that the Ending Index Level is less than the Initial Index Level, you will lose an amount equal to 1% of your initial investment at maturity.  Accordingly, you could lose some or all of your initial investment at maturity.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN** — If the Ending Index Level is greater than the Initial Index Level, including any increase caused by a change in the Exchange Rate, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed the Maximum Total Return of 15.36%, regardless of the appreciation in the Index, which may be significant.

- **A DECREASE IN THE VALUE OF THE HONG KONG DOLLAR RELATIVE TO THE U.S. DOLLAR MAY ADVERSELY AFFECT YOUR RETURN ON THE NOTES** — The return on the notes is based on the performance of the Index and the Exchange Rate.  The Adjusted Closing Level is the closing level of the Index, converted into U.S. dollars based on the Exchange Rate, and the Ending Index Level is the arithmetic average of the Adjusted Closing Level of the Index on each of the five Ending Averaging Dates.  Accordingly, any depreciation in the value of the Hong Kong dollar relative to the U.S. dollar (or conversely, any increase in the value of the U.S. dollar relative to the Hong Kong dollar) may adversely affect your return on the notes.

- **CREDIT RISK OF JPMORGAN CHASE & CO. —** The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes.  Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY —** While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes.  As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

- **CHANGES IN THE VALUE AND EXCHANGE RATE OF THE INDEX MAY OFFSET EACH OTHER** — The notes are linked to the Hang Seng China Enterprises Index, converted into U.S. dollars.  Movements in the Index and the Exchange Rate may not correlate with each other.  At a time when the value or Exchange Rate of the Index increases, the Exchange Rate or value, respectively, of the Index may decline.  Therefore, in calculating the Ending Index Level, increases in the value or Exchange Rate of the Index may be moderated, or more than offset, by declines in the Exchange Rate or value, respectively, of the Index.  There can be no assurance that the Ending Index Level will be higher than the Initial Index Level.  You may lose some or all of your investment in the notes if the Ending Index Level is lower than the Initial Index Level.

- **NON-U.S. SECURITIES RISK** — The equity securities that compose the Index have been issued by non-U.S. companies.  Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries.  Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.  The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws. Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

- **ALTHOUGH THE UNDERLYING CURRENCY TRADES AROUND THE CLOCK, THE NOTES WILL NOT** — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the Hong Kong dollar is traded.  Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes.  Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.

- **THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK** — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes.  The value of the Hong Kong dollar and the U.S. dollar is at any moment a result of the supply and demand for that currency.  Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Hong Kong, the United States, and economic and political developments in other relevant countries.
  Of particular importance to potential currency exchange risk are:
    - existing and expected rates of inflation;
    - existing and expected interest rate levels;
    - the balance of payments in Hong Kong and the United States and between each country and its major trading partners; and
    - the extent of governmental surplus or deficit in Hong Kong and the United States.
  All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by Hong Kong, the United States and those of other countries important to international trade and finance.

- **GOVERNMENTAL INTERVENTION COULD MATERIALLY AND ADVERSELY AFFECT THE VALUE OF THE NOTES** — Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government, or left to float freely.

Governments, including those issuing the Hong Kong dollar and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.

- **CURRENCY EXCHANGE RISKS CAN BE EXPECTED TO HEIGHTEN IN PERIODS OF FINANCIAL TURMOIL** — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the Hong Kong dollar relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.

- **THE HONG KONG DOLLAR DOES NOT FLOAT FREELY –** Exchange rates of many developed and major emerging economies, including the United States, currently are "floating," meaning that they are permitted to fluctuate in value relative to other currencies. However, the Hong Kong dollar does not float freely. The exchange rate of the Hong Kong dollar against the U.S. dollar is fixed within a narrow range by the Hong Kong Monetary Authority. For so long as the Hong Kong Monetary Authority restricts the Hong Kong dollar from floating against the U.S. dollar, the exchange rate between the Hong Kong dollar and the U.S. dollar will not fluctuate by any appreciable amount. If at any time the Hong Kong Monetary Authority permits the Hong Kong dollar to float, the exchange rate between the Hong Kong dollar and the U.S. dollar is likely to move significantly in a very short period of time, which would affect the Index Return, and, consequently, the value of your notes.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Index and the Exchange Rate on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    - the actual or expected volatility in the Index;
    - the exchange rate and the actual or expected volatility of the exchange rate between the U.S. dollar and the Hong Kong dollar;
    - the time to maturity of the notes;
    - the dividend rate on the equity securities underlying the Index;
    - interest and yield rates in the market generally as well as in Hong Kong and the United States;
    - correlation (or lack thereof) between the Index and the Exchange Rate;
    - suspension or disruption of market trading in the Hong Kong dollar or the U.S. dollar;
    - a variety of economic, financial, political, regulatory and judicial events; and
    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

## Historical Information

The graph below shows the historical weekly performance of the Index, converted into U.S. dollars, from January 6, 2006 through May 20, 2011, assuming the spot rates of the Hong Kong dollar relative to the U.S. dollar on the relevant dates were the Exchange Rates on such dates. The spot rates used in the following graph and the final graph were determined by dividing one by the rates reported by Bloomberg Financial Markets and may not be indicative of the performance of the Index, converted into U.S. dollars, using the spot rates of the Hong Kong dollar relative to the U.S. dollar that would be derived from the applicable Reuters page. The Adjusted Closing Level of the Hang Seng China Enterprises Index on May 25, 2011 was 1630.49441.



The following graph shows the historical weekly performance of the Index from January 6, 2006 through May 20, 2011. The closing level of the Hang Seng China Enterprises Index on May 25, 2011 was 12689.66.



The final graph below shows the historical weekly performance of the Hong Kong dollar relative to the U.S. dollar expressed in terms of the conventional market quotation (which is the amount of Hong Kong dollars that can be exchanged for one U.S. dollar), as shown on Bloomberg Financial Markets  from January 6, 2006 through May 20, 2011.  The Exchange Rate of the Hong Kong dollar on May 25, 2011, as shown on Bloomberg Financial Markets, was 7.7765.

The exchange rates displayed in the graph below are for illustrative purposes only and do not form part of the calculation of the Index Return. **The value of the Index, converted into U.S. dollars, and thus the Index Return, assuming no change in the closing levels of the Index, increases when the U.S. dollar weakens relative to the  Hong Kong dollar.**  Therefore, the Index Return is calculated using the Exchange Rate expressed as one divided by the amount of Hong Kong dollar per one U.S. dollar, which is the inverse of the conventional market quotation for the Hong Kong dollar relative to the U.S. dollar set forth in the graph below.



The Exchange Rate of the U.S. dollar relative to the Hong Kong dollar on May 25, 2011 was 0.12849, calculated in the manner set forth under "Key Terms — Exchange Rate" on the front cover of this pricing supplement.

We obtained the closing level of the Index and spot rates needed to construct the graphs from Bloomberg Financial Markets, and we obtained the exchange rates used to calculate the Exchange Rate from Reuters Group PLC.  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets or Reuters Group PLC.  The historical performance of the Index and the Exchange Rate should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index or the Exchange Rate on any Ending Averaging Date.  We cannot give you assurance that the performance of the Index and the Exchange Rate will result in the return of any of your initial investment.

## Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMS, the agent for this offering.  The net proceeds received from the sale of the notes will be used, in part, by JPMS or one of its affiliates in connection with hedging our obligation under the notes.  In accordance with FINRA Rule 5121, JPMS may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

## Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), *provided* that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 23, 2011, which has been filed as an exhibit to a Current Report on Form 8-K by us on March 23, 2011.